1300 N FLORIDA MANGO RD
WEST PALM BEACH, FL 33409

July 3, 2013

Andrew D. Mew
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

RE:           Healthway Shopping Network, Inc.
File No. 333-166983

Dear Mr. Mew:

On  June 24, 2013, Securities and Exchange Commission issued a letter to Healthway Shopping Network, requesting an amendment to the Form 10-K filed by Healthway.  The amended is to address:

 Item 8. Financial Statements and Supplementary Data.

Attached is the amended Form 10-K for Healthway Shopping Network to address the requested changes to Item 8.

With respect to Healthway Shopping Network’s amended 10-K, this letter acknowledges that Healthway understands:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments o not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours, /s/Cleveland Gary Cleveland Gary Chief Executive Officer